investor

03 APR -1 AM 7:21

03007944

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

March 24, 2003

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
APR 16 2003
THOMSON
FINANCIAL

Enclosures

dlw 4/14

ⓘnvestor

82-34698

Press Release

Stockholm, March 24, 2003

Notice of Annual General Meeting of Shareholders, April 23, 2003

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Investor AB hereby also announces, by issuing a press release, the content of the notice concerning Investor's Annual General Meeting on April 23, 2003.

Attachment: Notice of Investor's Annual General Meeting.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 2031, +46 70 624 2031

ⓘnvestor

ANNUAL GENERAL MEETING OF INVESTOR AB

Shareholders of Investor AB (publ) are hereby summoned to the Annual General Meeting to be held on Wednesday, April 23, 2003, at 3:00 p.m. at Stockholmsmässan (Stockholm International Fairs), Mässvägen 1, Älvsjö, Sweden.
Registration for the Meeting will commence at 1:30 p.m.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, April 11, 2003, and

must notify the Company of their intention to attend the Meeting no later than on Tuesday, April 15, 2003, at 1:00 p.m. by writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 29 10 when notification should also be given of the attendance of any assistants.

Nominee-registered shares

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares are temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, April 11, 2003. Shareholders are requested to inform their nominees in good time prior to this date.

Proxies, etc.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such power of attorney is issued by a legal entity, an attested copy of the certificate of registration must be attached. The certificate may not be more than one year old. The power of attorney in the original and the certificate of registration, where applicable, should be sent to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, in good time prior to the Meeting.

Agenda

1. Election of the Chairman of the Meeting.

2. Drawing up and approval of the voting list.

3. Approval of the agenda.

4. Election of two persons to attest to the accuracy of the minutes.

5. Decision on whether proper notice of the Meeting has been made.

6. Presentation of the annual report and the auditors' report, as well as of the consolidated financial statements and the auditors' report for the Investor Group.

7. The President's address.

8. Resolutions regarding adoption of the income statement and the balance sheet, as well as of the consolidated income statement and the consolidated balance sheet for the Investor Group.

9. Resolution regarding discharge from liability of the Members of the Board of Directors and the President.

10. Resolution regarding disposition of the Company's earnings in accordance with the approved balance sheet and determination of a record date for dividends.

11. Proposal for decision regarding amendments to the Articles of Association.

12. Decisions on the number of Directors and Deputy Directors and auditors and deputy auditors, who shall be appointed by the Meeting.

13. Decisions on the compensation that shall be paid to the Board of Directors and auditors.

14. Election of Members and Deputy Members of the Board of Directors.

15. Election of auditors and deputy auditors.

16. Proposal for decision to authorize the Board of Directors to decide on purchase and transfer of own shares.

17. Proposal from The Swedish Shareholders' Association to appoint a Nomination Committee.

18. Conclusion of the Meeting.

The Board of Directors' proposals for decision

Item 10 Dividend and record date
The Board of Directors and the President propose an ordinary dividend to the shareholders of 2.25 Swedish kronor per share and an extraordinary dividend of

1.15 Swedish kronor per share and that Monday, April 28, 2003, shall be the record date for receipt of dividend. Should the Meeting decide in favor of the proposal, payment of the dividend is expected to be made by VPC AB on Friday, May 2, 2003.

Item 11 Amendments to the Articles of Association

The Board of Directors proposes that § 8 should be amended so that the number of auditors shall be one or two with no more than two deputies, instead of presently two with two deputies, and that it should be clarified that a registered accounting firm may also be elected auditor. As a consequence hereof, the Board of Directors also proposes amendments to § 10, item 8.

§ 8	"At the Annual General Meeting one or two auditors with no more than two deputy auditors shall be appointed for the period up to the end of the Annual General Meeting that is held in the fourth fiscal year after the auditors were appointed. A registered accounting firm may also be elected auditor."
§ 10, item 8	"Decisions on the number of Directors and Deputy Directors and, if applicable, on the number of auditors and deputy auditors, who shall be appointed by the Meeting."

Item 16 Purchase and transfer of own shares

The Board of Directors proposes that the Board is authorized, during the period until the next Annual General Meeting, to decide on (i) purchase of the Company's shares on Stockholmsbörsen and purchase according to purchase offerings to shareholders respectively (ii) transfer of the Company's shares on Stockholmsbörsen, or in a manner other than on Stockholmsbörsen including the right to decide on waiver of the shareholders' preferential rights and that payment may be effected other than in cash. Repurchase may take place so that the Company's holding amounts to a maximum of 1/10 of all the shares in the Company. The purpose of the proposed repurchase option is to give the Board of Directors wider freedom of action in the work with the Company's capital structure. The Board's complete proposal for decision will be available at the Company as of Wednesday, April 9, 2003.

Other proposals for decision

Regarding proposals according to items 12, 13 and 14 about the Board of Directors

The nomination process regarding the election of the Board of Directors is in the final stage and proposals for the number of Directors, compensation to the Board of Directors, and election of the Members of the Board of Directors according to items 12, 13 and 14 will be made public as soon as possible in a press release.

Proposals according to items 12, 13 and 15 regarding the auditors

Regarding decisions on the number of auditors, compensation to the auditors, and election of auditors according to items 12,13 and 15, shareholders who

jointly represent more than 50 percent of the voting rights for all the shares in the Company, have declared their intention to vote for the following proposals:

- Two registered accounting firms.

- Auditors' fees to be paid upon approval of their invoice.

- Election of the registered accounting firms KPMG Bohlins AB, with Carl Lindgren as auditor in charge, and Ernst & Young AB, with Jan Birgerson as auditor in charge, for the period until the end of the 2007 Annual General Meeting.

  The auditors Caj Nackstad and Gunnar Widhagen and the deputy auditors Thomas Thiel and Björn Fernström have declined re-election.

Nomination committee

Item 17
The Swedish Shareholders' Association (*Sw: Sveriges Aktiesparares Riksförbund*) has proposed that a Nomination Committee shall be appointed by the Meeting. The committee should consist of members independent of the Company and represent the Company's shareholders at the Meeting. A representative of the smaller shareholders is proposed to be a member of the committee.

Shareholders who jointly represent more than 50 percent of the voting rights for all the shares in the Company, have notified that they intend to call for the rejection of such a proposal and instead will propose that the Meeting resolves that the nomination process is arranged so that, during the last quarter of the year, the four largest shareholders appoint their respective representative, who, under the supervision of the Chairman of the Board of Directors, should prepare a proposal for election of Members of the Board to be submitted to the Annual General Meeting for decision. The proposal includes that the names of the four representatives shall be made public immediately after appointment.

Stockholm, March 2003

The Board of Directors

The President's Address on the Internet
The President's address will be available on Investor's website, www.investorab.com, as of April 24. The Meeting will not be webcast live.